FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	April	2005
Commission File Number	000-29898
Research In Motion Limited (Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ___________	Form 40-F_____X_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________________	No________X__________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

    .

Document 1. 2. 3. 4.

News Release dated April 14, 2005 (“ALLTEL Launches BlackBerry For Mobile Professionals")

News Release dated April 14, 2005 (“3 Hong Kong, Partner Communications and Research In Motion To Launch BlackBerry In Isreal")

News Release dated April 14, 2005 (“DSD Approves BlackBerry For Australian Government")

News Release dates April 14, 2005 (“Cellcom And RIM To Offer BlackBerry In Isreal")

Page No 3 3 2 3

Document 1

April 14, 2005

FOR IMMEDIATE RELEASE

ALLTEL launches BlackBerry for mobile professionals

Little Rock, ARK. and Waterloo, ON – ALLTEL and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today announced the availability of the BlackBerry 7250 Wireless Handheld™, BlackBerry Enterprise Server™ and BlackBerry Internet Service™. BlackBerry®, developed and manufactured by Research In Motion, operates on ALLTEL’s CDMA 1X digital wireless network.

The Java-based BlackBerry 7250™ combines phone, email, text messaging, organizer, web and corporate data applications in a single, integrated handheld device. The BlackBerry 7250 also features Bluetooth support for hands-free use with a headset or car kit, a bright full-color screen and 32MB of flash memory.

“The BlackBerry 7250 allows mobile professionals to take their office with them and manage their corporate and personal email quickly and easily,” said George Page, president of wireless business solutions for ALLTEL.

“The popularity of BlackBerry continues to spread rapidly as more and more people recognize the personal and organizational benefits of wireless connectivity. We’re very pleased to be working together to offer BlackBerry to ALLTEL’s customers in the United States,” said Mark Guibert, Vice President, Corporate Marketing at Research In Motion.

The ergonomic and lightweight BlackBerry 7250 fits comfortably in the palm of the hand and also features a large, easy-to-use QWERTY keyboard with highlighted number keys for quick phone dialing and a bright backlit screen that supports over 65,000 colors. The push-based BlackBerry wireless architecture enables messages to be delivered automatically to a customer’s device without prompting or downloading.

For corporate customers, BlackBerry Enterprise Server software tightly integrates with Microsoft® Exchange, IBM Lotus® Domino™ and Novell GroupWise®, and works with existing enterprise systems to enable secure, push-based, wireless access to email and other corporate data.

For individuals and smaller businesses, BlackBerry Internet Service allows users to access up to ten corporate and/or personal email accounts (including Microsoft Exchange, IBM Lotus Domino, and many popular ISP email accounts) from a single device.

About ALLTEL

ALLTEL is a customer-focused communications company with more than 13 million customers and $8 billion in annual revenues. ALLTEL provides wireless, local telephone, long-distance, Internet and broadband services to residential and business customers in 26 states.

-more-

About Research In Motion

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, Research In Motion provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. Research In Motion technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. Research In Motion’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the Blackberry wireless platform, the Research In Motion Wireless Handheld product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, Research In Motion operates offices in North America, Europe and Asia Pacific. Research In Motion is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

_________________

Media Contact:
Andrew Moreau
ALLTEL
+ 1 (501) 905-7962
andrew.moreau@alltel.com

Courtney Flaherty
Brodeur Worldwide for RIM
+1 (212) 771-3637
cflaherty@brodeur.com

RIM Investor Contact
RIM Investor Relations
+1 (519) 888-7465
investor_relations@rim.com

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. RIM has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

Document 2

April 14, 2005

FOR IMMEDIATE RELEASE

3 Hong Kong, Partner Communications and Research In Motion to Launch BlackBerry in Israel

Hong Kong, Israel and Waterloo, Canada – 3 Hong Kong, Partner Communications Company Ltd., and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today announced plans to bring the BlackBerry® wireless platform to Israel. BlackBerry from Partner Communications will be available later this year.

BlackBerry is an industry-leading wireless platform that keeps mobile professionals connected to information and people while on the go. With integrated hardware, software and service, BlackBerry provides push-based, always-on, wireless access to a range of communications and information via email, phone, corporate data, Internet, SMS and Personal Information Management (PIM) applications.

Leveraging its proven expertise in offering BlackBerry services in Hong Kong, 3 Hong Kong provides network infrastructure and implementation support for Partner Communications. Under the Orange brand, Partner Communications will initially offer customers in Israel the BlackBerry 7290 Wireless Handheld™ and BlackBerry Enterprise Server™.

“3 Hong Kong was the first mobile operator in Asia to introduce BlackBerry in Hong Kong and Macau in 2002. We have achieved substantial growth in our BlackBerry customer base with our high-quality network, comprehensive data roaming services and the strongest portfolio of BlackBerry handhelds and services. With our proven expertise and technical strength in BlackBerry, we are pleased to render support to Partner Communications for its launch of BlackBerry in Israel. Customers of Partner Communications will soon be able to enjoy the convenience and flexibility brought by BlackBerry,” added by Ms. Agnes Nardi, Managing Director of 3 Hong Kong.

“We are pleased to be working with Partner Communications and 3 Hong Kong to expand the reach of BlackBerry in the Middle East,” said Don Morrison, Chief Operating Officer at Research In Motion. “Mobile professionals in Israel will benefit from the internationally popular and industry-leading BlackBerry solution and the ability to remain connected to corporate and personal information in a convenient and timely manner.”

“We are delighted to offer the BlackBerry service to our customers,” said Iris Beck, Partner’s V.P Marketing and Content. “Partner leads the cellular market in Israel with the widest range of value added services and with advanced applications and services. Adding BlackBerry to our portfolio of services further enhances our leadership in the market and further broadens the unique value provided by our network to customers in Israel.”

Operating on GSM/ GPRS networks, the BlackBerry 7290™ features “always-on” access to corporate and personal email, phone, SMS, browser, organizer and corporate data applications in a single, integrated device. The Wireless Handheld also offers quad-band and Bluetooth® support for use with headsets and car kits.

— more —

For corporate customers, BlackBerry Enterprise Server™ software tightly integrates with Microsoft® Exchange, IBM Lotus® Domino™ and Novell GroupWise® and works with existing enterprise systems to enable secure, push-based, wireless access to email and other corporate data.

About Hutchison Telecommunications (Hong Kong) Limited

Hutchison Telecommunications (Hong Kong) Limited (“Hutchison Telecom HK”), a subsidiary of Hutchison Telecommunications International Limited*, is the largest mobile operator in Hong Kong with over 2 million subscribers. It provides 3G and 2G services under the “3” brand.

Hutchison Telecom HK has always been a pioneer in the evolution of mobile development, deploying multiple technologies in Hong Kong since 1985, including 1G analogue (AMPS/TACS), 2G digital (GSM/CDMA), 2.5G high speed data transmission (GPRS/IS95B) and 3G video mobile communication services (WCDMA). It was the first operator in Hong Kong to roll out a world-class 3G service, forming an integral part of Hutchison Whampoa Group’s global 3G footprint. With the launch of 3G services in January 2004 under the “3” brand, Hutchison Telecom HK has firmly established its leadership position in the 3G market in Hong Kong, providing a rich portfolio of ground-breaking video mobile communication services, superb network quality and extensive automatic international roaming and data roaming coverage.

For more information about “3", please visit the “3” website at www.three.com.hk

* Hutchison Telecommunications International Limited is a subsidiary of Hutchison Whampoa Limited.

About Partner Communications

Partner Communications Company Ltd. is a leading Israeli mobile communications operator providing GSM/GPRS/UMTS services and wire free applications under the orange™ brand. The Company commenced full commercial operations in January 1999 and, through its network, provides quality of service and a range of features to approximately 2.34 million subscribers in Israel. Partner subscribers can use roaming services in 154 destinations using 335 GSM networks. The Company launched its 3G service in 2004. Partner’s ADSs are quoted on NASDAQ under the symbol PTNR and on the London Stock Exchange (LSE) under the symbol PCCD. Its shares are quoted on the Tel Aviv Stock Exchange (TASE) under the symbol PTNR. For further information: http://www.investors.partner.co.il/.

About Research In Motion

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, Research In Motion provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. Research In Motion technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. Research In Motion’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the Research In Motion Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, Research In Motion operates offices in North America, Europe and Asia Pacific. Research In Motion is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

_________________

Media Contacts:
Meir Deutsch
Partner Communications Company Ltd.
+972-54-4814103
Meir.deutsch@orange.co.il

Teresa Lok
3 Hong Kong
+ 852 2128 5893
teresa.lok@hthk.com

Katie Lee
Research In Motion, Asia Pacific
+852 6277 6841
kalee@rim.com

Courtney Flaherty
Brodeur Worldwide for RIM
+1 (212) 771-3637
cflaherty@brodeur.com

nvestor Contact:
Research In Motion Investor Relations
+1 (519) 888-7465
investor_relations@rim.com

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

Document 3

April 14, 2005

FOR IMMEDIATE RELEASE

DSD approves BlackBerry for Australian Government

BlackBerry Meets Australian Government’s Stringent Security Requirements

Waterloo, ON – The Defence Signals Directorate (DSD) of the Australian Government has approved the deployment of the BlackBerry® platform, developed by Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM), for its secure wireless communications and information access capabilities. BlackBerry meets the Australian Government’s strict security standards for a wide range of the Government’s information classifications representing the majority of day-to-day operational communications.

“BlackBerry continues to lead in the government sector, providing a secure, robust and manageable architecture that is proven and trusted around the world,” said Scott Totzke, Director, Government Technology at Research In Motion. “The Australian Government, including its Department of Defence, has now listed BlackBerry as an approved product and DSD has completed its security policy for BlackBerry. We look forward to supporting the Government’s various departments and agencies to help ensure maximum advantage and ROI on their wireless deployments.”

BlackBerry Wireless Handhelds™ continue to meet stringent government security requirements and RIM works closely with regulation committees around the world, such as the Defence Signal Directorate, to continually review and enhance the BlackBerry security architecture.

BlackBerry sets the standard for secure wireless data access with support for Triple DES (Data Encryption Standard), AES (Advanced Encryption Standard) and content protection on the handheld with local data encryption.  Additional features include wireless IT policy support, wireless password controls, wireless lock/wipe commands and wireless encryption key regeneration.

The guidance recently issued by the Australian Government confirms that BlackBerry standards conform with security requirements and DSD’s security policy which is in line with the use of BlackBerry in government organizations worldwide.

With advanced security capabilities and a comprehensive wireless solution for managing email, phone, text messaging, organizer, Internet and intranet applications, BlackBerry is widely used by government personnel around the world to enhance operations, productivity and responsiveness. Many government organizations also use BlackBerry to support Continuity of Operations Planning (COOP) activities by enabling users to efficiently store emergency preparedness information, standard operating procedures, emergency call lists and other continuity of operations documents on their BlackBerry handhelds.

BlackBerry also supports S/MIME (Secure Multipurpose Internet Mail Extensions) for Java-based BlackBerry wireless devices. S/MIME is an email system independent, Internet standards-based protocol that uses public key cryptography to provide writer-to-reader security features, such as authentication, confidentiality and message integrity.

-more-

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Media Contact:
Courtney Flaherty
Brodeur Worldwide for RIM
+1 (212) 771-3637
cflaherty@brodeur.com

RIM Investor Contact
RIM Investor Relations
+1 (519) 888-7465
investor_relations@rim.com

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

Document 4

April 14, 2005

FOR IMMEDIATE RELEASE

Cellcom And RIM To Offer BlackBerry In Israel

Netanya, Israel and Waterloo, Canada – Cellcom Israel Ltd. and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today announced plans to offer BlackBerry®, a leading wireless communications platform, to mobile customers in Israel. BlackBerry will operate on Cellcom’s GSM/GPRS network in Israel and international roaming will be supported in countries where Cellcom has GPRS roaming agreements in place.*

BlackBerry provides always-on, push-based, mobile access to e-mail and other communications and information for both individual and corporate customers. BlackBerry will enable Cellcom’s subscribers to access e-mail, phone, text messaging, calendar, Internet browser, organizer and data applications via an integrated platform. With their BlackBerry device, users can easily and remotely manage their e-mail, appointments and contacts and access corporate applications.

“BlackBerry is a proven solution that is popular around the world and we are pleased to be working with RIM to include this powerful communications tool into our current solutions portfolio,” said Dr. Yitzhak Peterburg, President and Chief Executive Officer at Cellcom. “Cellcom has revolutionized the business sector in Israel by offering always-on mobile connectivity, in Israel and abroad. We are committed to introducing innovative products to enhance the business and personal communications needs of mobile professionals. By using BlackBerry from Cellcom, our customers can talk and access e-mail from the same device around the world.”

“We are pleased to work with Cellcom to introduce BlackBerry to customers in Israel,” said Don Morrison, Chief Operating Officer at Research In Motion. “More than two million people are already enjoying the advantages of BlackBerry and we think Cellcom customers will be very impressed with the proven and popular BlackBerry wireless experience.”

Cellcom will initially offer two advanced BlackBerry devices for GSM/GPRS networks: the BlackBerry 7290 Wireless Handheld™ and the BlackBerry 7100g™ business phone. The Java-based BlackBerry 7290™ and BlackBerry 7100g combine phone, email, text messaging, organizer, web and corporate data applications in a single device. The high-resolution screens display crisp images with support for more than 65,000 colors, while maintaining superior battery life for optimal wireless performance.

The BlackBerry 7290 and BlackBerry 7100g feature**:

  Phone, email, text messaging, browser and organizer applications in a single wireless handheld
  High resolution display supporting more than 65,000 colors
  32 MB flash memory plus 4 MB SRAMfor application and data storage
  Java(TM)development environment for additional applications based on open standards
  Push-based wireless connectivity
  Full-featured connected organizer
  Integrated attachment viewing (including support for popular file formats such as Word, Excel, PowerPoint, WordPerfect, PDF ASCII, JPEG, GIF, BMP, TIFF and PNG)
  Cradle-free wireless synchronization of email and organizer - more -
  Compact form factor with a light and comfortable feel
  Bluetooth(R)support for wireless headsets and car kits
  Quad-band support for 850/900/1800/1900 MHz GSM/GPRS wireless networks around the world

The BlackBerry 7100g also features RIM's breakthrough SureType(TM)keyboard technology. SureType effectively converges a phone keypad and a QWERTY keyboard to fit elegantly within the size constraints of a traditional mobile phone form factor. Through an integrated keyboard and software system, SureType provides users with an instinctively familiar look and feel and allows them to dial phone numbers and type messages quickly, accurately and comfortably. The keyboard works in conjunction with a sophisticated, real-time software system that incorporates a large word database (approximately 35,000 words initially plus the user's address book), linguistic intelligence and advanced learning capabilities to automatically interpret keystrokes and recognize words with a high degree of accuracy.

For corporate customers, BlackBerry Enterprise Server(TM)software tightly integrates with Microsoft(R)Exchange, IBM(R) Lotus(R)Domino(TM)and Novell GroupWise(R)and works with existing enterprise systems to enable secure, push-based, wireless access to e-mail and other corporate data.

For individuals and smaller businesses, BlackBerry Internet Service(TM)allows users to access up to ten corporate and/or personal e-mail accounts (including Microsoft Exchange, IBM Lotus Domino and many popular ISP email accounts) from a single device.

Further information will be available at a later date.

About Cellcom

Cellcom is Israel's largest and most profitable cellular operator with over 2.4 million customers. It operates a GSM/GPRS network, based on European technology, in addition to an American TDMA infrastructure. In early 2004 Cellcom introduced full EDGE coverage, thus becoming Israel's first third generation operator. Later in 2004 Cellcom inaugurated its UMTS network in dense urban areas, as a step towards further expansion in 2005.

Cellcom's subscribers enjoy a variety of value-added services designed for the business and private sectors, and benefit from roaming agreements with the majority of cellular operators around the world. Founded in 1994, Cellcom is owned by Bellsouth Corporation, The Safra Group, and IDB.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM's portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry(R)wireless platform, the RIM Wireless Handheld(TM)product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Cellcom
Galitt Tuchterman
galitttu@cellcom.co.il

Research In Motion
Media Contacts
Hotwire PR for RIM
+44 207 608 2500

Courtney Flaherty
Brodeur Worldwide for RIM
+1 212.771.3637
cflaherty@brodeur.com

Investor Contact:
RIM Investor Relations
+1 519.888.7465
investor_relations@rim.com

*Subject to Cellcom international roaming capabilities and local legal restrictions. **Some features may only be available with BlackBerry Enterprise Server™ v4.0.

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited (Registrant)
Date:	April 14, 2005	By:	/s/ Rob Duncan (Signature)
Rob Duncan
Vice President, Corporate Controller